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                              February 24, 2022

       William Coleman Smith
       Chief Executive Officer
       GZ6G Technologies Corp.
       8925 West Post Road, Suite 102
       Las Vegas, Nevada 89148

                                                        Re: GZ6G Technologies
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 18,
2022
                                                            File No. 333-262329

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1; however, your disclosure on page 3 is inconsistent with the
disclosure in your use of proceeds section. Specifically, you disclose in the use of proceeds
section that you will not receive any proceeds from the sale of the shares of common stock
by the selling stockholders, but on page 3 you disclose that the company will receive
$10 million in gross proceeds if all shares offered are purchased.
                                                        Further, your
disclosures in the registration statement are inconsistent regarding whether you are offering the
warrants to purchase common stock or the common stock underlying the warrants. Please
revise or advise.
 William Coleman Smith
FirstName LastNameWilliam
GZ6G Technologies Corp. Coleman Smith
Comapany24,
February  NameGZ6G
            2022     Technologies Corp.
February
Page 2 24, 2022 Page 2
FirstName LastName
General

2. Please refer to prior comment 2. Please clarify why you believe the registration of the common stock underlying the warrants, in addition to the warrants, is not required given that the warrants are exercisable immediately. Please refer to Securities Act Sections
         Compliance and Disclosure Interpretation Question 103.04 for additional guidance.
3. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulaton S-X.
       You may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Sharon D. Mitchell